Exhibit 99.8

Attachment B

The number of H Shares to which this proxy form relates1

Form of Proxy for Annual General Meeting

I/We2,                                                                                                                                                                                                                           ,

residing at                                                                                                                                                                                                                      ,

being the registered holder of3                                                                                                                        ordinary shares of the Company,

HEREBY, APPOINT4,                                                                                                                                                                                                 ,

residing at

as my/our proxy/proxies to attend on my/our behalf the annual general meeting (the “AGM”) of China Southern Airlines Company Limited (the “Company”) to be held at the No. 3301 Conference Room, 33th Floor, China Southern Airlines Building, No. 68 Qixin Road, Bai Yun District, Guangzhou, Guangdong Province, the PRC at 9:00 a.m., on Tuesday, 30 June 2020 and to act and vote on my/our behalf at the AGM in respect of the resolutions listed below, in accordance with my/our instructions below5.

Ordinary Resolutions		For[5]	Against[5]	Abstain[5]

1.	The Report of the Directors of the Company for the year 2019

2.	The Report of the Supervisory Committee of the Company for the year 2019

3.	The audited consolidated financial statements of the Company for the year 2019

4.	The profit distribution proposal of the Company for the year 2019

5.	The the re-appointment of external auditor

6.	To authorize Xiamen Airlines Company Limited to provide guarantees to its four holding subsidiaries

7.	To authorise the Company and its holding subsidiaries to respectively provide guarantees to their special purpose vehicles

Special Resolutions		For[5]	Against[5]	Abstain[5]

8.	The proposal to general meeting to authorize the board of directors of the Company to issue shares under the general mandate

9.	The proposal to general meeting to authorize the board of directors of the Company to issue the debt financing instruments under the general mandate

Ordinary Resolution		For[5]	Against[5]	Abstain[5]

10.	The satisfaction by the Company of the conditions of the public issuance of A share convertible bonds

Special Resolutions		For[5]	Against[5]	Abstain[5]

11.00	The proposal on the public issuance of A share convertible bonds by the Company

11.01	Type of securities to be issued

11.02	Size of issuance

11.03	Par value and issue price

11.04	Term

11.05	Interest rate

11.06	Method and timing of interest payment and repayment of principal

11.07	Conversion period

11.08	Determination and adjustment of the conversion price

11.09	Terms of downward adjustment to the conversion price

11.10	Method for determining the number of shares for conversion

11.11	Terms of redemption

11.12	Terms of sale back

11.13	Attribution of dividend in the year of conversion

11.14	Method of issuance and targeted subscribers

11.15	Subscription arrangement for the existing A shareholders

11.16	Matters relating to A share convertible bond holders’ meetings

11.17	Use of proceeds

11.18	Guarantee and security

11.19	Deposit account for proceeds raised

11.20	Ratings

11.21	Validity period of the proposal on the issuance of A share convertible bonds

12.	The preliminary plan of the proposed issuance of A share convertible bonds

Ordinary Resolutions		For[5]	Against[5]	Abstain[5]

13.	The feasibility report on the use of proceeds raised from the proposed public issuance of A share convertible bonds

14.	The report on the use of previously raised proceeds

15.	The risk notifications on the dilution of immediate returns by the proposed public issuance of A share convertible bonds and the remedial measures to be adopted by the Company and undertakings from relevant entities

Special Resolution		For[5]	Against[5]	Abstain[5]

16.	The proposal to general meeting to authorize the board of directors of the Company and its authorised persons to manage the matters relating to the proposed public issuance of A share convertible bonds

Ordinary Resolutions		For[5]	Against[5]	Abstain[5]

17.	The rules for A share convertible bond holders’ meeting

18.	The possible pre-emptive subscription for the proposed public issuance of A share convertible bonds by the controlling shareholder

Signature[7]:	Date:

Notes:

1.

Please insert the number of shares in the Company registered in your name(s) and to which this proxy form relates. If no such number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2.	Please insert the name(s) and address(es) (as shown in the register of members) in block capital(s).
3.	Please insert the number of all the shares in the Company registered in your name(s).
4.	If no person is appointed as proxy, the Chairman of the AGM will be deemed to have been appointed by you as your proxy.
5.

If you wish to vote for any of the resolutions, please insert a “✓” in the box marked “FOR” or if you wish to vote against any of the resolutions, please insert a “✓” in the box marked “AGAINST”; or if you wish to abstain from voting for or against the resolution, please insert a “✓” in the box marked “ABSTAIN”. If no indication is given, then your proxy/proxies may vote in such manner as he/she/they think(s) fit. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the AGM. The shares abstained will be counted in the calculation of required majority.

6.

This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a company or an organization, either under the common seal or under the hand of any director or attorney duly authorised in writing. In any event, the execution shall be made in accordance with the articles of association of such company or organization.

7.

To be valid, this proxy form and, if such proxy form is signed by a person under a power of attorney or authority on behalf of the appointer, a notarised copy of that power of attorney or other authority, must be delivered to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong in not less than 24 hours before the time appointed for the holding of the AGM.

8.

A proxy, on behalf of the shareholder, attending AGM shall bring along the proxy form duly completed and signed as well as the proof of identification of the proxy, in the case of a company or an organization, the proxy shall also bring along a notarised copy of the resolution of the board of directors or other governing body of the appointer or a letter of authorization.

9.

This proxy form shall be completed in form of a set of two copies, one of which shall be lodged to the Company pursuant to Note 7; and the other copy shall be produced upon the AGM by the proxy of the shareholder pursuant to Note 8.

10.	Completion and return of the form of proxy will not preclude you from attending and voting in person at the AGM or any adjourned AGM should you so wish.